EXHIBIT 23.1

CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Nortek, Inc.:

As independent public accountants, we hereby consent to the incorporation of our report dated February 28, 2002, included in this Form 10-K, into the Company's previously filed Registration statements on Form S-8 (File Nos. 333-39293, 333-76345, 333-79651 , 333-36386 and 333-66740).

ARTHUR ANDERSEN LLP

Boston, Massachusetts
March 12, 2002